Mail Stop 4561

March 10, 2009

Mr. Robert R. McCoy
Vice President and Secretary-Treasurer
Pittsburgh & West Virginia Railroad
#2 Port Amherst Drive
Charleston, WV 25306

  Re: **Pittsburgh & West Virginia Railroad**
    Form 10-K for the Year Ended December 31, 2007
    Forms 10-Q for the quarters ended March 31, June 30, and
    September 30, 2008
    Schedule 14A Filed March 31, 2008
    File No. 1-05447

Dear Mr. McCoy:

  We have read your supplemental response letter dated January 15, 2009 and have no further comments at this time.

  Please amend your filings as proposed in your response letter within 10 business days or tell us when you will provide us with an amendment. Please understand that we may have additional comments after reviewing your amendment.

  You may contact Jonathan Wiggins at (202) 551-3694 or Kristi Marrone at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson at (202) 551-3473 with any other questions.

      Sincerely,

      Daniel L. Gordon
      Branch Chief